Exhibit 99.1

“Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering”

November 13, 2012

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

Dear Sirs,

We are writing to you in order to inform that on November 12, 2012, the General Extraordinary Shareholders’ Meeting, held by our subsidiary GV Mandataria de Valores S.A., resolved to initiate its liquidation at the corresponding government agency (Inspección General de Justicia).

Yours faithfully,

Pedro A. Richards

Attorney-at-law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.